UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


       Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [_]                  Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._____

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         yes  [_]                      No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.


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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                TECK COMINCO LIMITED
                                                (Registrant)



Date:  June 22, 2004                            By: /s/ Karen L. Dunfee
                                                    ----------------------------
                                                    Karen L. Dunfee
                                                    Corporate Secretary




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                                                            [LOGO - TECKCOMINCO]
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                                                           EXTERNAL NEWS RELEASE
                                                                        04-18-TC
FOR IMMEDIATE RELEASE:     June 21, 2004
P


          TECK COMINCO RESPONDS TO MISLEADING REPORTS ON TRAIL SMELTER

Vancouver, BC -- Recent media reports on Teck Cominco's discharges into the Columbia River centres on 24-year-old information and are extremely misleading, " said Doug Horswill, Senior Vice President, Environment and Corporate Affairs for Teck Cominco Limited.

"In order to minimize releases, the company has spent more than $1 billion in plant improvements over the last 20 years and has achieved environmental performance levels that meet the highest environmental and health criteria in Canada and the United States."

Dr. Mark Edwards, Environmental Manager for Teck Cominco in Trail said "the company's improvements in environmental performance have been extensive. These improvements include reducing by more than 99% annual discharges to water; lowering air emissions by more than 90% in the past ten years; and expanding employee health and environmental monitoring and public reporting programs in Trail."

Recent water quality tests by BC Environment, Lands and Water show water quality levels in the Columbia River exceed Canadian government standards. "Mercury levels are now well below all applicable water quality standards for the Columbia River," Dr. Edwards stated. Ongoing testing of fish tissue for mercury shows that levels are well within Canadian standards.

In reference to communications about historic discharges, including those related to mercury, Dr. Edwards said "Trail's data on discharges was widely shared with regulatory agencies in both Canada and the United Sates as well as with the general public, during the Trail smelter's permitting process in the early 1990s." He added that today there are numerous cross-border environmental communication and reporting mechanisms in place.

Teck Cominco has offered to voluntarily fund independent human health and ecological studies of Lake Roosevelt. The company has committed to pay for any cleanup determined to be necessary to address risks identified through these studies.


                              TECK COMINCO LIMITED
                   200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
         TEL: (604) 687-1117 - FAX: (604) 687-6100 www.teckcominco.com

In a recent letter to EPA officials, Teck Cominco CEO David Thompson reiterated the company's $13 million commitment to the Environmental Protection Agency
(EPA): "Teck Cominco is willing to enter into an agreement with your agency, fully enforceable under the laws of the United States, to fund the analysis and pay for the remediation required."

Horswill said that Canadian and US government officials are attempting to find a way to address the issues surrounding Lake Roosevelt. He said Teck Cominco remains optimistic an agreement will be reached so that the company's investigations, and subsequent remediation if required, can start without further delay.

                                     - 30 -


For more information:

Doug Horswill, Senior Vice President,
Environmental and Corporate Affairs - 604.844-2655

Mark Edwards, Manager, Environment, Health & Safety (Trail) - 250.364.4308